CHUCK DIVITA, CPA
CHIEF FINANCIAL OFFICER

September 18, 2009

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20548

Re:	FPIC Insurance Group, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Schedule 14A Filed April 15, 2009
Commission File No. 001-11983

Dear Mr. Rosenberg:

We have reviewed your letter dated September 4, 2009, and the comments contained therein with respect to our July 23, 2009 response to your July 14, 2009 letter regarding our Annual Report on Form 10-K for fiscal year ended December 31, 2008 and Schedule 14A filed with the United States Securities and Exchange Commission (the “Commission”) on April 15, 2009.  As requested, this letter provides additional information regarding the disclosure topics upon which the Staff has commented.  We intend to incorporate the disclosures provided below in future filings as indicated for each response.  For convenient reference, our responses are accompanied by a restatement of the Staff’s comments.

Schedule 14A

Executive Compensation

Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

1.
We note your response to Comment 1 and reissue the Comment.  Please provide us with proposed disclosure for your 2010 proxy statement which identifies the pre-set performance goals and target percentages and discusses how the level of achievement factors into your determination of the base salary awarded to Mr. Byers and the annual incentive award made to Mr. White.  Please note, we are not advising you to amend your prior executive compensation disclosure to include information relating to 2009.  To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.  In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential.  Please note that only those words, numbers and phrases for which confidentiality is

FPIC INSURANCE GROUP, INC.
1000 RIVERSIDE AVENUE, SUITE 800  JACKSONVILLE, FLORIDA 32204
PHONE  (904) 360-3611  FAX  (904) 475-1159

Mr. James B. Rosenberg
United States Securities and Exchange Commission
September 18, 2009

necessary should be redacted.  Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed.  We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information.  In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

Response to Comment 1
In response to the Staff’s comment, we enclose draft disclosure to be contained in our Compensation Discussion and Analysis (“CD&A”) in our 2010 Proxy Statement.  At the Staff’s request, we have added a discussion of Mr. Byers’ 2008 performance goals and how the level of achievement factored into our Compensation Committee’s determination of Mr. Byers’ 2009 base salary.  We have also included a discussion of the performance goals and targets to be utilized in determining Mr. White’s 2009 annual incentive award payout.  For clarity, although not requested by the Staff, we have included our entire CD&A discussion of our annual incentive award program and not just the discussion of Mr. White’s annual incentive award.  Please be advised that factual developments for the remainder of 2009 may necessitate changes to the draft language.  We are not seeking confidential treatment of the information contained in this draft disclosure.

To be added under the caption “Base Salary”
“When considering individual performance for purposes of establishing an executive’s base salary, the Compensation Committee considers an appraisal of the executive’s performance in his area of responsibility, which in the case of each executive officer other than our Chief Executive Officer is performed by our Chief Executive Officer.  In the case of our Chief Executive Officer, the review is performed by the Governance Committee of the Board of Directors.  The appraisal assesses each executive’s competence and level of proficiency at which the executive operates on a range of core competencies that are key to the executive’s position.  In addition, this appraisal process necessarily entails a subjective assessment of the executive’s success in assisting the Company to achieve its financial and strategic goals.

“In the case of Mr. Byers, the Governance Committee also establishes annual goals, evaluates his achievement of these goals, and delivers this evaluation to the Compensation Committee for consideration in establishing Mr. Byers’ compensation package for the ensuing year.  Mr. Byers’ 2008 goals (the evaluation of Mr. Byers’ achievement of which was communicated to our Compensation Committee for consideration in establishing Mr. Byers’ 2009 base salary) included the following financial, long range planning, corporate values, external relations, strategic, and regulatory goals:

Mr. James B. Rosenberg
United States Securities and Exchange Commission
September 18, 2009

—
Financial Goals included establishing and maintaining a budget approval process; achieving satisfactory corporate financial performance; and maintaining effective financial control over our subsidiaries.

—	Long Range Goals included creating an annual business plan; succession planning for senior executives; and evaluating possible future mergers and acquisitions.
—
Corporate Values Goals included insuring continued improvement in products and services; working towards maintaining a satisfactory competitive position; and insuring compliance with all Sarbanes-Oxley requirements and procedures.

—
Relationship Goals included working towards enhancing relationships with external corporate leaders and investors, our subsidiary business leaders, and our stockholders and acting as spokesman for our company.

—	Strategic Goals included focusing on business retention and growth opportunities, capital management, and strategic opportunities.
—	Regulatory Goals included managing our company through the regulatory environment in which we operate.

“For 2008, it was determined that each of Messrs. Byers, Divita and White had performed at a consistently high level of proficiency in the key aspects of his position and that Mr. Byers had accomplished each of the goals established for him.  This determination was considered by the Compensation Committee as factors in establishing our executive officers’ base salaries for 2009.”

Language to replace discussion under the heading “Annual Incentive Award”
“Annual Incentive Award.  Our annual Executive Incentive Compensation Plan (“EICP”) is a broad-based program that links the compensation of participants directly to the accomplishment of specific business goals, as well as, for certain executives, to individual performance.  Annual cash incentive compensation under the EICP is intended to focus and reward individuals based on measures identified as having a positive impact on our annual business results.  Annual cash incentive awards to our executive officers for 2009 are governed by our 2008 Senior Executive Annual Incentive Plan, which was approved by our shareholders in June 2008 and which was intended to make awards under this plan qualify as performance-based compensation to the extent permitted under Section 162(m) of the Code.

“Our EICP is directly linked to financial and strategic objectives established by the Strategic Planning Committee of our Board of Directors.  Our President and Chief Executive Officer presents to the Compensation Committee for its ultimate approval recommended corporate performance objectives, recommended weights to be given to each objective and recommended target award percentages.  Frederic Cook has advised the Compensation Committee concerning the appropriateness of these target awards as a percentage of our executive’s base salaries.  Through this process, the Compensation Committee believes that it has established performance objectives that are challenging, that are consistent with the

Mr. James B. Rosenberg
United States Securities and Exchange Commission
September 18, 2009

strategic objectives for the Company established by the Strategic Planning Committee, and that do not provide our employees incentives to take excessive risks.  The annual cash incentive award for a given year is normally paid in a single installment in the first calendar quarter of the following year.

“Annual incentive awards are established as a target percentage of the participant's base salary with more senior executives being compensated at a higher percentage of base salary.  The EICP is administered by the Compensation Committee, is consistent with the Compensation Committee’s belief that a significant percentage of the compensation of the most senior members of our management should be performance-based, and is consistent with our policy of rewarding highly performing executives.

“The payment amount, if any, of an incentive award is determined based on: (1) the attainment of Company-wide financial and strategic performance measures (including in the case of executives with operating responsibilities, financial and strategic performance measures relative to their operating subsidiary or group) and (2) (in the case of executives other than our President and Chief Executive Officer and our Chief Financial Officer) the attainment of individual performance measures.  For 2009, annual incentive awards to our President and Chief Executive Officer and to our Chief Financial Officer were based solely on Company-wide financial and strategic performance measures, while Mr. White’s award was based 45% on Company-wide financial and strategic performance measures, 35% on financial and strategic performance measures related to our insurance operations, and 20% on individual performance measures.  Each performance measure is stated as a threshold, target and maximum performance level, which, if achieved, results in payments of 50% to 150% of the component of the target award related to that performance measure component.  If the threshold measure is not achieved, no amount is paid.  For 2009, the following target award percentages were established for our executive officers:  100% for Mr. Byers and 50% for Messrs. Divita and White.  For purposes of evaluating financial performance components, the Compensation Committee may adjust our results, as determined under accounting principles generally accepted in the United States of America (“GAAP”), for unusual, non-recurring or other items at the Compensation Committee’s discretion.  Achievement of an individual performance component is determined by the Compensation Committee, based in part upon the recommendation of Mr. Byers, which is made by him after discussion with Messrs. Divita and White.

“Company-wide target financial and strategic performance objectives for 2009 were established in February 2009.  These targets were as follows:

Measure	Threshold	Target	Maximum	Weight
Revenue	$178.0 million	$188.0 million	$198.0 million	10%
Operating earnings per diluted share	$3.50	$4.10	$4.70	50%
Return on average equity	8.0%	12%	16%	15%
Strategic measures	-	-	-	25%

Mr. James B. Rosenberg
United States Securities and Exchange Commission
September 18, 2009

Strategic measures included: maintaining financial strength; pursuing growth opportunities; focusing on Florida legislative and regulatory matters; maintaining strong organizational capabilities; and effective oversight of investment portfolio.

“Target financial and strategic performance objectives for 2009 (before intercompany allocations and adjustments) for our insurance operations were established in February 2009.  These targets were as follows:

Measure	Threshold	Target	Maximum	Weight
Net premiums written	$142.0 million	$158.0 million	$174.0 million	20%
GAAP underwriting margin	$13.0 million	$20.0 million	$27.0 million	45%
Strategic measures	-	-	-	25%

Strategic measures included: maintaining financial strength; focusing on Florida legislative and regulatory matters; maintaining price adequacy; retaining market position and pursuing growth; expanding participation in the alternative risk market; effective claims management; and maintaining strong organizational capabilities.

“As discussed above, 20 percent of Mr. White’s bonus is based on an evaluation of his individual performance during the year.  This is determined by the Compensation Committee based primarily on a subjective evaluation conducted by Mr. Byers of Mr. White’s core competencies required for Mr. White’s position and Mr. White’s success in assisting the Company to achieve the financial and strategic goals discussed above.  For 2009 the Compensation Committee determined that Mr. White’s individual performance had entitled him to ____ percent of his 20 percent target bonus related to individual performance.”

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 31

2.
We note your response to Comment 5 and reissue the Comment in part.  Please expand the risk factor to provide quantitative information regarding additional significant realized and unrealized losses to your investment as of the latest practicable date.  For example, we note your disclosure that gross unrealized investment losses were $24.2 million as of March 31, 2009 compared to $8.4 million as of March 31, 2008.

Response to Comment No. 2:
Based on your comment, we propose to add a sentence to our risk factor relating to investment risk quantifying our gross unrealized investment losses as of the most latest practicable date.  In our Quarterly Report on Form 10-Q for the period ending September 30, 2009, we propose to revise this risk factor to read as follows:

Mr. James B. Rosenberg
United States Securities and Exchange Commission
September 18, 2009

“Our revenues and financial results may fluctuate with interest rates, investment results and developments in the securities markets.

“The fair value of our investment holdings is affected by general economic conditions and changes in the financial and credit markets, and we rely on the investment income produced by our investment portfolio to contribute to our profitability.  Changes in interest rates and credit quality may result in fluctuations in the income derived from, the valuation of, and in the case of declines in credit quality, payment defaults on our fixed income securities.  In addition, deteriorating economic conditions could impact the value of our equity securities.  Such conditions could give rise to realized and unrealized investment losses or the impairment of securities deemed other-than-temporary.  These changes could have a material adverse effect on our financial condition, results of operations or cash flows.  Our investment portfolio is also subject to credit and cash flow risk, including risks associated with our investments in asset-backed and mortgage-backed securities.  Because our investment portfolio is the largest component of consolidated assets and a multiple of shareholders’ equity, further adverse changes in economic conditions could result in additional other-than-temporary impairments that are material to our financial condition and operating results.  Such economic changes could arise from overall changes in the financial markets or specific changes to industries, companies or municipalities in which we maintain investment holdings.  At September 30, 2009, we had gross unrealized investment losses of $___ million and $___ of gross unrealized investment gains in our investment portfolio.”

* * * *

We acknowledge that:

—	we are responsible for the accuracy and adequacy of the disclosure in our filings with the Commission;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact the undersigned either by telephone, mail or e-mail.

Yours truly,

/s/ Charles Divita, III
Charles Divita, III
Chief Financial Officer

Cc:	Kenneth M. Kirschner, Chairman of the Board of Directors
John K. Anderson, Jr., Chairman of the Audit Committee of the Board of Directors
John R. Byers, President and Chief Executive Officer
T. Malcolm Graham, General Counsel and Secretary
Pamela D. Harvey, Vice President and Controller
Donald R. Cameron, Partner, PricewaterhouseCoopers LLP
Rob Eddy, Senior Manager, PricewaterhouseCoopers LLP